By EDGAR and Overnight Delivery

April 20, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian R. Cascio, Accounting Branch Chief

Jeanne Bennett, Staff Accountant

Gary R. Todd, Reviewing Accountant

Re: Amphenol Corporation

Form 10-K for the fiscal year ended December 31, 2010

Filed on February 28, 2011 (“2010 10-K”)

File No. 001-10879

Ladies and Gentlemen:

Amphenol Corporation (“Amphenol”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 8, 2011, relating to the above referenced filing (the “Filing”).   In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Amphenol’s response.

Form 10-K as of December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 21

1.  You disclose that the majority of cash, cash equivalents and short-term investments are held outside the U.S.  Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries.  In this regard, consider disclosing the amount of cash, cash equivalents and investments that are currently held by your foreign subsidiaries and describe the potential impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

In response to the Staff’s comment, we note that as stated in Item 303(a)(1) of Regulation S-K, a company should “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.”  In consideration of this requirement we disclose that a majority of Amphenol’s cash, cash equivalents and short-term investments of approximately $624 million are held in non-U.S. accounts.  In addition, we disclose that Amphenol has availability under a revolving credit facility of approximately $896 million. We believe this information is helpful for an understanding of Amphenol’s material sources of liquidity, and also supports the conclusion, as stated in the filing,  that those sources are adequate to meet Amphenol’s liquidity needs  on a worldwide basis, both in the United States and internationally . We also disclose in the Critical Accounting Policies and Estimates section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations that “Deferred taxes are not provided on undistributed earnings of foreign affiliated companies which are considered to be permanently invested.” We believe the disclosures reflect Amphenol’s position that a majority of its cash, cash equivalents and short-term investments are held in non U.S. accounts, and that  undistributed earnings from Amphenol’s foreign subsidiaries  are invested indefinitely in those jurisdictions where the undistributed earnings were earned.

We believe that it is appropriate not to disclose the potential tax impact to liquidity associated with the repatriation of undistributed earnings of those foreign subsidiaries or the specific amount of investments currently held by those foreign subsidiaries, as we have no intention of distributing any of our cumulative earnings to the parent company in the U.S., and as such, there will be no tax impact.  As a result, we respectfully submit that we should not be required to disclose any impact to liquidity as a result of the repatriation of undistributed earnings of our foreign subsidiaries.

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies, page 33

2.  In future filings, please disclose the cumulative amount of undistributed foreign earnings for which no deferred taxes have been provided.  Refer to FASB ASC 740-30-50-2.

In future filings, as required by FASB ASC 740-30-50-2, Amphenol will disclose the cumulative amount of undistributed foreign earnings for which no deferred taxes have been provided.

3.  As a related matter, in future filings, please clarify why you believe it is not practicable to determine the amount of unrecognized deferred tax liability related to undistributed foreign earnings.

In response to the Staff’s comment, we respectfully provide the following information.  We have asserted under ASC 740-30-25-3 (previously APB 23, paragraph 12) that (a) we have overcome the presumption that all undistributed earnings will be transferred to the parent company, and (b) no income taxes should be accrued since our subsidiaries will indefinitely reinvest those earnings.  As such, we are not required to accrue the deferred tax liabilities related to these undistributed earnings. It is not practicable to calculate the potential liability, as there is a significant amount of uncertainty with respect to the tax impact of the remittance of these earnings due to the fact that dividends received from our foreign subsidiaries could bring additional foreign tax credits, which could ultimately reduce the U.S. tax cost of the dividend.  These uncertainties are further complicated by the significant number of foreign tax jurisdictions involved.  In addition, significant judgment is required to analyze any additional local withholding tax and other indirect tax consequences that may arise due to the distribution of these earnings.  We respectfully submit that these reasons make it impracticable to accurately calculate the amount of deferred tax liabilities related to the undistributed foreign earnings, particularly in light of the fact that we have no intention of distributing these unremitted foreign earnings.

Amphenol acknowledges that:

•            Amphenol is responsible for the adequacy and accuracy of the disclosure in the Filing;

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•            Amphenol may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me at telephone (203) 265-8630. In addition, it is respectfully requested that you provide any additional comments you may have to me via facsimile at (203) 265-8628.  Thank you for your cooperation.

Very truly yours,

Amphenol Corporation

/s/ Diana G. Reardon
Diana G. Reardon
Executive Vice President
and Chief Financial Officer

/jem

Enclosure